UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

(Final Amendment)

TransAlta Corporation

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

89346D107

(CUSIP Number)

James J. Moloney

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, CA 92612

(949) 451-4343

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89346D107

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) LUMINUS MANAGEMENT, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 89346D107

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) LUMINUS ENERGY PARTNERS MASTER FUND, LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization BERMUDA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) VEGA ENERGY GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 102,393
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 102,393
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,393
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.04%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) VEGA ASSET PARTNERS, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 102,393
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 102,393
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,393
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.04%
12.	Type of Reporting Person (See Instructions) PN

Item 1.

(a) Name of Issuer

TransAlta Corporation

(b) Address of Issuer’s Principal Executive Offices

110 – 12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

Item 2.

(a) Name of Person(s) Filing:

(A) LUMINUS MANAGEMENT, LLC

Luminus Management, LLC is the investment adviser of Luminus Energy Partners Master Fund, Ltd.

(B) LUMINUS ENERGY PARTNERS MASTER FUND, LTD.

(C) VEGA ENERGY GP, LLC

Vega Energy GP, LLC is the general partner of Vega Asset Partners, LP.

(D) VEGA ASSET PARTNERS, LP

(b) Address of Principal Business Office or, if none, Residence:

(A) 1700 Broadway, 38th Floor, New York, NY 10019

(B) 1700 Broadway, 38th Floor, New York, NY 10019

(C) 1700 Broadway, 35th Floor, New York, NY 10019

(D) 1700 Broadway, 35th Floor, New York, NY 10019

(c) Citizenship:

(A) DELAWARE

(B) BERMUDA

(C) DELAWARE

(D) DELAWARE

(d) Title of Class of Securities: Common Shares, No Par Value

(e) CUSIP Number: 89346D107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: .

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b), and (c)

Reporting Persons*	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned**
LUMINUS MANAGEMENT, LLC	0	0	0	0%
LUMINUS ENERGY PARTNERS MASTER FUND, LTD.	0	0	0	0%
VEGA ENERGY GP, LLC	0	102,393	102,393	0.04%
VEGA ASSET PARTNERS, LP	0	102,393	102,393	0.04%

*	The above figures reflect the most recent beneficial ownership for each of the Reporting Persons above as of December 31, 2016.
**	The Percentage of Class Beneficially Owned is based on 287,903,467 shares outstanding as of January 26, 2017, as reported in the Issuer’s Amendment No. 1 to Form F-10 registration statement filed with the Securities and Exchange Commission on February 27, 2017.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Given the relationship between each of the Reporting Persons on this Schedule 13G, such persons may be deemed members of a group pursuant to Rule 13d-5 under the Securities Exchange Act of 1934.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2017

Luminus Management, LLC

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

Luminus Energy Partners Master Fund, Ltd.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

Vega Energy GP, LLC

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

Vega Asset Partners, LP

By:	Vega Energy GP, LLC
Its:	General Partner

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

INDEX OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement dated September 21, 2015 (incorporated by reference to Exhibit A to the Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons on September 21, 2015).

B	Power of Attorney dated September 21, 2015 (incorporated by reference to Exhibit B to the Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons on September 21, 2015).